                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              TMANglobal.com, Inc.
                                 Name of Issuer

                    Common Stock, par value $.0001 per share
                          Title of Class of Securities

                                    87257-V08
                                  CUSIP Number

         Ralph V. De Martino, Esq., De Martino Finkelstein Rosen & Virga
               1818 N Street, N.W. Suite 400, Washington, DC 20036
                                 (202) 659-0494
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 87257-V08                                                       Page 2
________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         De Martino Finkelstein Rosen & Virga, a professional corporation I.R.S. Identification No. - 52-1368152

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Washington, District of Columbia, United States of America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,425,289
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,425,289
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,425,289
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     13.6% of Common Stock
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________



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CUSIP NO. 87257-V08                                                       Page 3

ITEM 1. SECURITY AND ISSUER.

         The title of the class of securities to which this filing relates is common stock, par value $.0001 per share (the "Common Stock"), of TMANglobal.com, Inc, a Florida corporation (the "Company"). The Company's principal executive office is located at 10693 Anna Marie Drive, Glen Allen, Virginia 23060.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by De Martino Finkelstein Rosen & Virga, a professional corporation, which shall be referred to as the "Reporting Person." The Reporting Person's business address is 1818 N Street, N.W., Suite 400, Washington, District of Columbia, 20036-2492.

         During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 1, 2001, the Company executed a 12% Convertible Demand Promissory Note (the "Note") in favor of the Reporting Person. The number of shares of Common Stock of the Company into which the Reporting Person may, at its option, convert (up to the entire amount of the unpaid principal of the Note, plus accrued and unpaid interest through the discharge date, or any portion thereof), shall be determined on the Conversion Date, as that term is defined in the Note. The Company executed the Note to satisfy its liability (in excess of $100,000) owed to the Reporting Person, its then prior counsel, for services rendered. Specifically, the Company paid thirty thousand dollars ($30,000) to the Reporting Person, assigned a third-party promissory note payable to the Company to the Reporting Person, and issued a 12% Convertible Demand Promissory Note to the Reporting Person in the principal amount of $42,758.68.

ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the transaction was to satisfy the Company's liability owed by the Company to the Reporting Person for services rendered.

         The Reporting Person intends to continually assess the market for the Common Stock as well as the Company's financial position and operations. The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future including shares issuable upon exercise of convertible debt held by the Reporting Person. Moreover, the Company may in the future issue to the Reporting Person options and/or warrants in consideration of services provided or to be provided by the Reporting Person from time to time, in one or more transactions. In addition to the foregoing, depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time, or at any time subsequent to the issuance of the shares of Common Stock to the Reporting Person pursuant to the terms and provisions of the Note, to sell or otherwise dispose of some or all of the remaining shares of Common Stock owned by the Reporting Person. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Prior to the transactions described in Item 4 herein, the Reporting Person beneficially owned no shares of the Company's Common Stock. The Reporting Person is deemed a beneficial owner of all or any shares issuable upon conversion of the Note, under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, as it shall have the sole voting and dispositive power with regard to such shares of Common Stock.

         (c) The Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's Common Stock or securities of its subsidiaries.

         (d) None.

         (e) Not applicable.


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CUSIP NO. 87257-V08                                                       Page 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - 12% Convertible Demand Promissory Note, in the principal amount of $42,758.68, dated March 1, 2001.



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CUSIP NO. 87257-V08                                                       Page 5

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2002        By:  /s/ Ralph V. De Martino
                                   -----------------------

                               Ralph V. De Martino, Vice President and Secretary De Martino Finkelstein Rosen & Virga, a professional corporation



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EXHIBIT 1

NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN THE SUBJECT OF REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND THE SAME HAVE BEEN (OR WILL BE, WITH RESPECT TO THE SECURITIES ISSUABLE UPON CONVERSION HEREOF) ISSUED IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT AS PERMITTED UNDER SUCH SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

                     12% CONVERTIBLE DEMAND PROMISSORY NOTE
                     --------------------------------------

$42,758.68                                                      Orlando, Florida
March 1, 2001

         FOR VALUE RECEIVED, the undersigned, TMANglobal.com, Inc., a Florida corporation (hereinafter referred to as the "Maker"), hereby promises to pay to De Martino Finkelstein Rosen & Virga, a professional corporation (the "Payee"), at 1818 N Street, N.W. Suite 400, Washington, District of Columbia, 20036-2492, or at such other place as the holder hereof may from time to time designate in writing, in lawful currency of the United States of America, UPON DEMAND the principal sum of Forty Two Thousand Seven Hundred Fifty Eight and 68/100 Dollars ($42,758.68) (the "Principal"). At the option of the Payee, as specifically provided in Section 1 hereof, any and all accrued interest as well as the principal due under this Note may be converted into shares of common stock of the Maker, par value $.0001 per share, (the "Common Stock"). The Maker further promises to pay interest to the Payee at the above address, in like currency, accrued from the date hereof on the entire unpaid outstanding principal amount owing hereunder from time to time until the entire unpaid outstanding principal amount hereof is paid in full, at a rate per annum equal to twelve percent (12%) (the "Interest"). Interest shall be computed on the basis of a 365-day year and shall be calculated for the actual number of days elapsed. Payments of Interest hereunder, accrued through the date of payment shall be payable in monthly payments: the first Interest payment shall be due and payable on the March 28th 2001; thereafter the remaining Payments of Interest shall be due and payable on 28th day of each month following the date of the first Interest payment until the entire unpaid outstanding principal amount hereof is paid in full (the "Discharge Date"). Any payments made pursuant to this Note shall be applied first toward any fees and costs due, then toward the Interest and then toward the Principal. By acceptance of this 12% Convertible Promissory Note (the "Note"), the Payee represents, warrants, covenants and agrees that it shall abide by and be bound by its terms.

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         1. PAYMENT, EXTENSION AND NOTICES. The unpaid principal balance outstanding under this Note may be paid in part or in full by the Maker without penalty, upon thirty (30) days notice to the Payee stating the repayment amount and repayment date (the "Repayment Date"); provided that the Note is paid, in whole or in part, pro rata in accordance with the Principal owed thereunder.

         2. CONVERSION.

                  a. OPTIONAL CONVERSION. Up to the entire amount of the unpaid Principal of this Note, plus accrued and unpaid Interest through the Discharge Date, or any portion thereof, shall be convertible at the option of Payee (the "Conversion Right") at any time or from time to time, in the manner and on the terms hereinafter set forth, into shares of the Common Stock, at an initial conversion price (the "Conversion Price") which shall be calculated to be the lesser of: (i) $.03 cents for one share of Common Stock, or (ii) Conversion Price as adjusted pursuant to Sections 4 and 10 hereof. To the extent that the Conversion Price is decreased, the number of shares of Common Stock issuable upon conversion of principal and interest hereunder shall be proportionately increased.

         3. CONVERSION PROCEDURE. The Conversion Right may be exercised by the Payee by the surrender of this Note (along with the conversion form attached hereto, duly executed) to the Maker at the principal office of the Maker. Hand delivery with written acknowledgment of receipt by the Maker or registered or certified mail by a national overnight courier service, return receipt requested, is the preferred mode of delivery. Conversion shall be deemed to have been effected on the date when such delivery of the conversion notice is actually made or, if earlier, at the expiration of five (5) calendar days after being sent to the Maker by the Payee by registered or certified mail by a national overnight courier service, return receipt requested, with postage thereon fully prepaid (the "Conversion Date"). As promptly as practicable thereafter, the Maker shall issue and deliver to the Payee: (a) a new note representing the difference between the Principal of this Note plus Interest accrued through the Conversion Date, and the Principal hereof which has been converted pursuant hereto; and (b) certificates representing the number of shares of Common Stock to which the Payee is entitled. The Maker shall not be obligated to issue certificates representing shares of Common Stock in the name of any party other than the Payee. The person or entity in whose name the certificates representing the shares of Common Stock issuable upon conversion hereof shall be deemed to have become a holder of record on the next succeeding day on which the transfer books are open, but the Conversion Price shall be that in effect on the Conversion Date. The Maker covenants that all securities which may be issued upon exercise of the Conversion Right will, upon issuance, be fully paid and nonassessable and free of all taxes, liens and charges caused or created by the Maker with respect to the issuance thereof.

         4. ADJUSTMENTS. The Conversion Price and the number and kind of securities which may be received upon the exercise of the Conversion Right shall be subject to adjustment from time to time upon the happening of certain events, as follows:

                  a. STOCK SPLITS AND COMBINATIONS. If the Maker shall at any time or from time to time after the date hereof effect a subdivision of its outstanding shares of Common Stock, the Conversion Price then in effect

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immediately before such subdivision shall be proportionately decreased.
Conversely, if the Maker shall at any time or from time to time after the date hereof combine its outstanding shares of Common Stock, the Conversion Price then in effect immediately before such combination shall be proportionately increased. Any adjustment under this section shall become effective upon the close of business on the date the subdivision or combination becomes effective.

                  b. CERTAIN DIVIDENDS AND DISTRIBUTIONS. In the event that the Maker shall at any time or from time to time after the date hereof make or issue, or fix a record date for the determination of holders of shares of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event, the Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event that such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

                           (i) the numerator of which shall be the total number
of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

                           (ii) the denominator of which shall be the sum of the
total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and the number of shares of Common Stock issuable in payment of such dividend or distribution; PROVIDED, HOWEVER, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions.

                  c. OTHER DIVIDENDS AND DISTRIBUTIONS. In the event that the Maker at any time or from time to time after the date hereof shall make or issue, or fix a record date for the determination of holders of shares of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Maker other than shares of Common Stock, then and in each such event provision shall be made so that the holder of this Note shall receive, upon conversion of this Note, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Maker which such holder would have received had its Note been converted into shares of Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period) receivable by the holder as aforesaid during such period, giving application to all adjustments called for during such period under this section with respect to the rights of the holder of the Note.

                  d. RECLASSIFICATION, EXCHANGE OR SUBSTITUTION. If at any time or from time to time, there shall be a reclassification, exchange or substitution of the shares of Common Stock, then the shares of Common Stock issuable upon the conversion of this Note shall be changed into the same or different number of shares of any class or classes of capital stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a

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reorganization, merger, consolidation or sale of assets provided for in subsection (e) below), then and in each such event, the holder of this Note shall have the right thereafter to convert this Note into the kind and amount of shares of capital stock and other securities and property receivable upon such reorganization, reclassification or other change, as the holder of the number of shares of Common Stock into which this Note might have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein; and further provided that in no event shall the Conversion Price be increased.

                  e. REORGANIZATION, MERGER, CONSOLIDATION OR SALE OF ASSETS. If, at any time or from time to time, there shall be a capital reorganization of the shares of Common Stock (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this section) or a merger or consolidation of the Maker with or into another corporation, or the sale of all or substantially all of the Maker's properties and assets to any other person or entity, then as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holder of this Note shall thereafter be entitled to receive upon conversion of this Note, the number of shares of capital stock or other securities or property of the Maker, or of the successor corporation resulting from such merger or consolidation or sale, to which the holder of shares of Common Stock deliverable upon conversion would have been entitled on such reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this section with respect to the rights of the holder of this Note after the reorganization, merger, consolidation or sale to the end that the provisions of this section (including adjustment of the Conversion Price then in effect and the number of shares of Common Stock receivable upon conversion of this Note) shall be applicable after that event as nearly equivalent hereto as may be practicable.

                  f. ADJUSTMENTS TO CONVERSION PRICE FOR DILUTING ISSUES.

                           (i) SPECIAL DEFINITIONS. For purposes of this Section
4(f), the following definitions shall apply:

                                    (A) "OPTION" shall mean rights, options or
warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, excluding (I) options granted to employees or issued to consultants of the Maker or warrants which, in each such case, are outstanding as of the Original Issue Date and have been disclosed to the subscriber, or (II) options granted to employees or consultants pursuant to stock option plans adopted by the Board of Directors on or after the Original Issue Date.

                                    (B) "ORIGINAL ISSUE DATE" shall mean the
date on which a this Note was first issued.

                                    (C) "CONVERTIBLE SECURITIES" shall mean any
evidences of indebtedness, shares, rights, derivative instruments or other securities directly or indirectly convertible into or exchangeable for Common Stock.

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                                    (D) "ADDITIONAL SHARES OF COMMON STOCK"
shall mean all shares of Common Stock issued (or, pursuant to Section 4(f)(iii) below, deemed to be issued) by the Maker after the Original Issue Date, including shares issued upon exercise or Conversion of Options or Convertible Securities but excluding shares of Common Stock issued or issuable:

                                             (I) in connection with an
acquisition or other transaction by the Maker, in either in writing by the holders of at least two-thirds (2/3) of the then outstanding principal amount of the Notes, unless the Maker agrees to include such issuance in the definition of Additional Shares of Common Stock in connection with obtaining the approval of the holders of at least a majority of the then outstanding Principal of the Notes to such acquisition or other transaction;

                                             (II) by reason of a dividend, stock
split, split-up or other distribution on shares of Common Stock; or

                                             (III) upon the exercise of options
excluded from the definition of "Option" in Section 4(f)(i)(A); and

                                             (IV) as otherwise provided in this
Note.

                           (ii) ADJUSTMENT OF CONVERSION PRICE. If the
consideration per share (determined pursuant to Section 4(f)(v)) for an Additional Share of Common Stock issued or deemed to be issued by the Maker is less than the Conversion Price in effect on the date of, and immediately prior to, the issuance of such Additional Shares of Common Stock, the Conversion Price shall be adjusted to such lower price per share at which such Additional Shares of Common Stock are being issued or deemed issued.

                           (iii) ISSUE OF SECURITIES DEEMED ISSUE OF ADDITIONAL
SHARES OF COMMON STOCK. If the Maker at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities and the exercise of such Options therefor, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 4(f)(v) hereof) of such Additional Shares of Common Stock would be less than the Conversion Price in effect on the date of and immediately prior to such issuance, or such record date, as the case may be, and provided further that in any such case in which Additional Shares of Common Stock are deemed to be issued:

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                                    (A) No further adjustment in the Conversion
Price shall be made upon the subsequent issuance of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

                                    (B) If such Options or Convertible
Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Maker, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

                                    (C) No readjustment pursuant to clause (B)
above shall have the effect of increasing the Conversion Price to an amount which exceeds the Conversion Price on the original adjustment date; and

                                    (D) In the event of any change in the number
of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have obtained had the adjustment which was made upon the issuance of such Option or Convertible Security not exercised or converted prior to such change been made upon the basis of such change, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Option or Convertible Security.

                            (iv) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE OF
ADDITIONAL SHARES OF COMMON Stock. In the event the Maker shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(f)(iii), but excluding shares issued upon a stock split or combination as provided in Section 4(a) or as a dividend or distribution as provided in Section 4(b) or Section 4(c)), without consideration or for a consideration per share (determined pursuant to Section 4(f)(v) hereof) less than the Conversion Price in effect on the date of and immediately prior to such issuance, then and in such event, the Conversion Price shall be reduced, concurrently with such issuance, to such lower consideration per share at which such Additional Shares of Common Stock are being issued (or deemed issued).

                            (v) DETERMINATION OF CONSIDERATION. For purposes of
this Section 3(f), the consideration received by the Maker for the issuance of any Additional Shares of Common Stock shall be computed as follows:

                                    (A) CASH AND PROPERTY. Such consideration
shall:

                                             (I) insofar as it consists of cash,
be computed at the aggregate of cash received by the Maker, excluding amounts paid or payable for accrued interest or accrued dividends;

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                                             (II) insofar as it consists of
property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Maker's Board of Directors; and

                                             (III) in the event Additional
Shares of Common Stock are issued together with other shares of securities or other assets of the Maker for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Maker's Board of Directors.

                                    (B) OPTIONS AND CONVERTIBLE SECURITIES. The
consideration per share received by the Maker for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4(f)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

                                             (I) the total amount, if any,
received or receivable by the Maker as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Maker upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                                             (II) the maximum number of shares
of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

                  g. MINIMUM ADJUSTMENT. Notwithstanding anything to the contrary set forth herein, no adjustment of the Conversion Price shall be made in an amount equal to less than one tenth of one cent ($.001), but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to one cent ($.01) or more.

                  h. CERTIFICATE OF ADJUSTMENT. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this section, the Maker shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the holder of this Note a certificate, signed by the Chairman of the Board, the President or the Chief Financial Officer, setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

                  i. NOTICES OF RECORD DATE. If and in the event that:

                           (i) the Maker shall set a record date for the purpose
of entitling the holders of shares of Common Stock to receive a dividend, or any other distribution, payable otherwise than in cash;

                           (ii) the Maker shall set a record date for the
purpose of entitling the holders of shares of Common Stock to subscribe for or purchase any shares of any class or to receive any other rights;

                           (iii) there shall occur any capital reorganization of
the Maker, reclassification of the shares of capital stock of the Maker (other than a subdivision or combination of its outstanding shares of Common Stock), consolidation or merger of the Maker with or into another corporation, or sale of all or substantially all of the assets of the Maker; or

                           (iv) there shall occur a voluntary or involuntary
dissolution, liquidation, or winding up of the Maker;

then, and in any such case, the Maker shall cause to be mailed to the holder of record of this Note, at least thirty (30) days prior to the dates hereinafter specified, a notice stating the date: (A) which has been set as the record date for the purpose of such dividend, distribution, or rights; or (B) on which such reclassification, reorganization, consolidation, merger, sale, dissolution, liquidation or winding up is to take place and the record date as of which the holder of record shall be entitled to exchange this Note for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, sale, dissolution, liquidation or winding up.

         5. RESERVATION. The Maker covenants that, during the period within which the Conversion Right may be exercised, the Maker will at all times have authorized and reserved for the purpose of issuance upon exercise of the Conversion Right, a sufficient number of shares of Common Stock (or other securities subject to the Conversion Right) to provide for the exercise of the Conversion Right in full.

         6. FRACTIONAL SHARES. No fractional shares of Common Stock shall be issued upon conversion of this Note. In lieu of any fractional shares of Common Stock to which the Payee would otherwise be entitled, the Maker shall pay an amount equal to the product of such fraction multiplied by the fair value of one share of Common Stock on the Conversion Date, as determined in good faith by the Board of Directors of the Maker.

         7. REGISTRATION RIGHTS. The Maker hereby covenants and agrees as follows:

                  a. DEFINITIONS. For purposes of this section:

                           (i) The terms "register," "registered" and
"registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration of effectiveness of such registration statement or other document by the Securities and Exchange Commission (the "SEC").

                           (ii) The term "Registrable Securities" means: (A) the
shares of Common Stock issued or issuable upon conversion of this Note; or (B) any other securities issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, in exchange for or in replacement of the shares of Common Stock referenced in subsection (A) immediately above, excluding in all cases, however, any Registrable Securities sold to the public pursuant to a registration or an exemption from registration.

                           (iii) The number of shares of "Registrable Securities
then outstanding" shall be the number of securities outstanding which are Registrable Securities.

                           (iv) The term "Holder" as used hereinafter in this
Section means any person or entity owning of record Registrable Securities.

                  b. PIGGY-BACK REGISTRATION RIGHTS. In the event that (but without any obligation to do so) the Maker proposes to register any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration on Form S-4, Form S-8 or any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Maker shall promptly give each Holder written notice of such registration (the "Piggy-Back Notice"). Upon the written request of each Holder given within twenty (20) days after receipt of such Piggy-Back Notice from the Maker, the Maker shall, subject to the provisions of Subsection 6(h) below, cause to be included in the registration statement filed by the Maker under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered; PROVIDED, HOWEVER, that the Maker shall have no such obligation if such registration statement relates to an underwritten offering by the Maker and the managing underwriter of the subject offering has expressed its objection to the same to the Maker. To the extent that a Holder is offered the opportunity hereunder to include all of its Registrable Securities in a registration statement, such Holder will be deemed to have exercised its sole piggy-back registration right provided by this Subsection 6(c).

                  c. OBLIGATIONS OF THE MAKER. Whenever required under this section to file a registration statement to effect the registration of any Registrable Securities, the Maker shall, as expeditiously as reasonably possible:

                           (i) Prepare and file with the SEC a registration
statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of at least fifty percent (50%) of the Registrable Securities registered thereunder, keep such registration statement effective for at least nine (9) months.

                           (ii) Prepare and file with the SEC such amendments
and supplements to such registration statement and the prospectus included therein as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                           (iii) Furnish to the Holders such numbers of copies
of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

                           (iv) Use its best efforts to register and qualify the
securities covered by such registration statement under the securities laws of such jurisdictions as shall be reasonably requested by the Holders for the distribution of the securities covered by the registration statement, provided that the Maker shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction.

                           (v) In the event of any underwritten public offering,
enter into and perform its obligations under an underwriting agreement with terms generally satisfactory to the managing underwriter of such offering.

                           (vi) Notify the Holders promptly after the Maker
shall have received notice thereof, of the time when the registration statement becomes effective or any supplement to any prospectus forming a part of the registration statement has been filed.

                           (vii) Notify the Holders of any stop order suspending
the effectiveness of the registration statement and use its reasonable best efforts to remove such stop order.

                  d. FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Maker to take any action pursuant hereto that any Holder seeking to include any of its Registrable Securities in a registration statement filed by the Maker pursuant hereto shall furnish to the Maker such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of its Registrable Securities. In that connection, each such Holder shall be required to represent to the Maker that all such information which is given is both complete and accurate in all material respects. Each of such Holders shall deliver to the Maker a statement in writing from the beneficial owners of such securities of such beneficial owners' bona fide intend to sell, transfer or otherwise dispose of such securities.

                  e. DEFINITION OF EXPENSES.

                           (i) "REGISTRATION EXPENSES" shall mean all expenses
incurred by the Maker in complying with Sections 7(c) and 7(d) hereof, including without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Maker, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Maker which shall be paid in any event by the Maker).

                           (ii) "SELLING EXPENSES" shall mean all underwriting
discounts, selling commissions and underwriters' expense allowance applicable to the sale and all fees and disbursements of any special counsel (other than the Maker's regular counsel) for any Holder.

                  g. EXPENSES OF REGISTRATION. All Registration Expenses incurred in connection with any registration, qualification or compliance herewith, shall be borne by the Maker, and all Selling Expenses shall be borne by the Holders of the securities so registered pro rata on the basis of the number of Registrable Securities so registered; PROVIDED, HOWEVER, that the Maker shall not be required to pay any Registration Expenses if, as a result of the withdrawal from registration by Holders, the registration statement does not become effective. In the case of such withdrawal and the failure of the Holders to agree so to forfeit, the Holders shall bear such Registration Expenses pro rata on the basis of the number of Registrable Securities so included in the registration request.

                  h. UNDERWRITING REQUIREMENTS. All Holders proposing to distribute their securities through an underwriting pursuant hereto shall (together with the Maker and any other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Maker. Notwithstanding any other provision of this section, at the request of the managing underwriter, the Holder shall delay the sale of Registrable Securities which such Holder has requested be registered under this section for the thirty (30) day period commencing with the effective date of the registration statement.

                  i. DELAY OF REGISTRATION. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this section.

                  j. INDEMNIFICATION. In the event that any Registrable Securities are included in a registration statement pursuant hereto:

                           (i) To the extent permitted by law, the Maker will
indemnify and hold harmless each Holder, the officers, directors and partners of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person or entity, if any, that controls such Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations

(collectively a "Violation"): (A) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (B) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (C) any violation or alleged violation by the Maker of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Maker will reimburse each such Holder, officer, director or partner, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Maker (which consent shall not be unreasonably withheld), nor shall the Maker be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person; and further provided, however, that the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any untrue statement, alleged untrue statement, omission or alleged omission made in any preliminary prospectus but eliminated or remedied in the definitive prospectus, such indemnity agreement shall not inure to the benefit of the underwriter (or the benefit of any person or entity that controls such underwriter), if a copy of the definitive prospectus was not sent or given to such person or entity with or prior to the confirmation of the sale of such securities to such person or entity.

                           (ii) To the extent permitted by law, each selling
Holder will indemnify and hold harmless the Maker, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Maker within the meaning of the Securities Act or the Exchange Act, any underwriter (within the meaning of the Securities Act) for the Maker, any person who (or entity that) controls such underwriter, and any other Holder selling securities in such registration statement or any of its directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Maker or any such director, officer, controlling person (or entity), or underwriter or controlling person, or other such Holder or director, officer or controlling person may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Maker or any such director, officer, controlling person (or entity), underwriter or controlling person (or entity), other Holder, officer, director or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld.

                           (iii) Within five (5) calendar days after receipt by
an indemnified party under this Section 7(j) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7(j), notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel selected by the indemnifying party, which counsel shall be satisfactory to the indemnified party or parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with reasonable fees and expenses thereof to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to notify an indemnifying party within a reasonable time of the commencement of any such action, to the extent prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 7(j), but the omission so to notify the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 7(j).

                  k. TERMINATION OF THE MAKER'S OBLIGATIONS.

                           (i) Notwithstanding any provision hereof to the
contrary, the Maker shall not be required to effect any registration under the Securities Act or under any state securities laws on behalf of any Holder or Holders if, in the opinion of counsel for the Maker, the offering or transfer by such Holder or Holders in the manner proposed (including, without limitation, the number of shares proposed to be offered or transferred and the method of offering or transfer) is exempt from the registration requirements of the Securities Act and the securities laws of applicable states.

         8. MISCELLANEOUS.

                  a. RESTRICTED SECURITIES. By acceptance hereof, the Payee understands and agrees that this Note and the shares of Common Stock issuable upon conversion hereof are "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Maker in a transaction not involving a public offering and have not been the subject of registration under the Securities Act and that under such laws and applicable regulations such securities may be resold in the absence of registration under the Securities Act only in certain limited circumstances. The Payee hereby represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

                  b. LEGENDS. It is understood that this Note and each certificate evidencing shares of Common Stock issuable upon conversion hereof (or evidencing any other securities issued with respect thereto pursuant to any stock split, stock dividend, merger or other form of reorganization or recapitalization) shall bear the legend (in addition to any legends which may be required in the opinion of the Maker's counsel by the securities laws of the state where the Payee is located) substantially as set forth on the first page of this Note.

                  c. PRESENTMENT. Except as set forth herein, Maker waives presentment, demand and presentation for payment, notice of nonpayment and dishonor, protest and notice of protest and expressly agrees that this Note or any payment hereunder may be extended from time to time by the Payee without in any way affecting the liability of Maker.

         9. NOTICES.

                  a. NOTICES TO THE PAYEE. Any notice required by the provisions of this Note to be given to the holder hereof shall be in writing and may be delivered by personal service, facsimile transmission, by registered or certified mail, return receipt requested, with postage thereon fully prepaid or overnight delivery courier. All such communications shall be addressed to the Payee at the following address: De Martino Finkelstein Rosen & Virga 1818 N Street, N.W. Suite 400, Washington, DC 20036-2492, ATTN: Ralph V. De Martino, Esq.

                  b. NOTICES TO THE MAKER. Whenever any provision of this Note requires a notice to be given or a request to be made to the Maker by the Payee or the holder of any other security of the Maker obtained in connection with a recapitalization, merger, dividend or other event affecting this Note, then and in each such case, any such notice or request shall be in writing and shall be delivered by personal service, facsimile transmission, by registered or certified mail, return receipt requested, with postage thereon fully prepaid or overnight delivery courier to the Maker at its principal place of business at the following address: 1000 Universal Studios Plaza 22A, Orlando, Florida 32819-7610, ATTN: President.

                  c. Service of any such communication made only by mail shall be deemed complete on the date of actual delivery as shown by the addressee's registry or certification receipt or at the expiration of the third (3rd) business day after the date of mailing, whichever is earlier in time.

         No notice given or request made hereunder shall be valid unless signed by the Payee of this Note or other holder giving such notice or request (or, in the case of a notice or request by Holders of a specified percent in aggregate principal amount of outstanding Notes, unless signed by each Holder of a Note whose Note has been counted in constituting the requisite percentage of Notes required to give such notice or make such request).

         10. EVENTS OF DEFAULT.

                  a. Each of the following shall constitute an event of default (an "Event of Default") hereunder: (i) the failure to pay when due any principal or interest hereunder; (ii) the violation by the Maker of any covenant or agreement contained in this Note; (iii) an assignment for the benefit of creditors by the Maker; (iv) the application for the appointment of a receiver or liquidator for the Maker or for property of the Maker; (v) the filing of a petition in bankruptcy by or against the Maker; (vi) the issuance of an attachment or the entry of a judgment against the Maker in excess of $5,000;
(vii) a default by the Maker with respect to any other indebtedness; (viii) the making or sending of a notice of an intended bulk sale by the Maker; (ix) the termination of existence, the dissolution or the insolvency of the Maker; or (x) a default in any guaranty of the monetary amounts payable pursuant to this Note. Upon the occurrence of any of the foregoing Events of Default, the Holder shall give written notice to the Maker of such default, and Maker shall have ten (10) days within which to cure such default. If the default is not cured within the ten (10) day cure period, then (a) this Note shall be considered to be in default and the entire unpaid principal sum hereof, together with accrued interest, shall at the option of the holder hereof become immediately due and payable in full; and (b) the Conversion Price shall be the lesser of the Conversion Price in effect at the time of the Event of Default or seventy percent (70%) of the original Conversion Price. Upon the occurrence of an Event of Default which remains uncured as set forth herein and the placement of this
Note in the hands of an attorney for collection, the Maker agrees to pay reasonable collection costs and expenses, including reasonable attorneys' fees and interest from the date of the default at the rate of eighteen percent (18%) per annum computed on the unpaid principal balance. In the event that an Event of Default continues past the last day of any month and for each and every month that such Event of Default shall continue, the Conversion Price in effect on such last day of the prior month shall be reduced by five percent (5%).

                  b. The Payee may waive any Event of Default hereunder. Such waiver shall be evidenced by written notice or other document specifying the Event or Events of Default being waived and shall be binding on all existing or subsequent Payees under this Note.

         10. SURVIVAL. In the event that all or a portion of the principal or accrued interest hereunder is converted pursuant to Section 1 above, Section 6 hereof shall survive the termination of this Note upon cancellation hereof resulting from repayment of the balance of amounts outstanding hereunder or the issuance of a new note pursuant to Section 1 above.

         11. CONSTRUCTION; GOVERNING LAW. The validity and construction of this Note and all matters pertaining hereto are to be determined in accordance with the laws of the State of Florida without regard to the conflicts of law principles thereof.

         IN WITNESS WHEREOF, Maker, by its appropriate officers thereunto duly authorized, has executed this convertible promissory note and affixed its corporate seal as of this 28th of February, 2001.

ATTEST:                           TMANGLOBAL.COM, INC.

By:   /s Katrinka H. Van Deventer  By:   /s Tony Interdonato
    --------------------------        -----------------------------------------
    Witness                         Tony Interdonato, Chief Executive Officer

                                 CONVERSION FORM

         The undersigned hereby elects to convert the following principal and interest amount of the attached 12% Convertible Promissory Note (the "Note") into shares of Common Stock of the Maker:

State such amount:  ____________________________________________ ($___________).

Conversion Price (per share): $_______________

Number of Shares:                    __________________

                                 Signature:

Date:
      ----------------------     ----------------------------------------------
                                 (Sign exactly as your name appears on the Note)